UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 21, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nationstar Mortgage Holdings Inc.

File No. 001-35449 - CF# 29706

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Nationstar Mortgage Holdings Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 8, 2013.

Based on representations by Nationstar Mortgage Holdings Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.3	through June 28, 2016
Exhibit 4.4	through June 28, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel